Exhibit 12.1

Statement Regarding Computation of Ratios

(in thousands)

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2011, 2012, 2013, 2014, and 2015, and the nine months ended September 30, 2016. As the ratios of earnings to fixed charges indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes, and (ii) fixed charges. Fixed charges consist of an estimate of the interest portion of rent expense.

	Year ended December 31,					Nine months ended September 30,
	2011	2012	2013	2014	2015	2016

Earnings:
Net Loss	$(2,363)	$(2,583)	$(3,266)	$(4,520)	$(5,467)	$(5,379)
Add: Fixed charges	1	1	2	9	28	25
Earnings as defined	$(2,362)	$(2,582)	$(3,264)	$(4,511)	$(5,439)	$(5,354)
Fixed charges:
Estimated interest within rental expense (1)	1	1	2	9	28	25
Total fixed charges	$1	$1	$2	$9	$28	$25
Ratio of earnings to fixed charges(2)	-	-	-	-	-	-
Deficiency of earnings to cover fixed charges	$(2,363)	$(2,583)	$(3,266)	$(4,520)	$(5,467)	$(5,379)

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

(2)	We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.